1. Name and Address of Reporting Person:  Marilyn A. Schroeder
15406 Lloyd Lane  Mead WA  99021
2. Issuer Name and Ticker or Trading Symbol:  The Coeur d'Alenes Company
3. Social Security Number of Reporting Person:
4. Statement for Month/Year:  January 2002
6. Relationship of Reporting Person to Issuer: Director, Officer - Vice- President/Treasurer
Non Derivative Securities Acquired, Disposed of, or beneficially Owned
1. Title of Security:  Common Stock
2. Transaction Date: 1/02/02
3. Transaction Code:  P
4. Securities Acquired:  Amount - 2,516
   (D) Disposed Price 		N/A
5. Amount of Securities Beneficially Owned at End of Month:  252,307
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership:  N/A
Derivative Securities Acquired, Disposed Of, Or Beneficially Owned: N/A